COMMERZBANK
AKTIENGESELLSCHAFT
NEW YORK BRANCH

2 World Financial Center
NEW YORK, NY 10281-1050
Telephone: (212) 266-7200
Telefax: (212) 266-7235

RECEIVED
2006 SEP 14 A 8:40
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

06016808

SUPPL

September 11, 2006

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
(202) 942-2990

Commerzbank AG (File No. 82-2523) (CIK 0000852933)
Information Furnished Under Rule 12g3-2(b)

Dear Sirs:

On behalf of Commerzbank AG, a non-U.S. issuer exempt from registration under the Securities and Exchange Act of 1934 pursuant to Rule 12g3-2(b) thereunder, we enclose an English version of a press release issued recently by Commerzbank regarding its agreement to participate in a capital increase of a major Russian privately held bank, Promsvyazbank. This press release is also available on the Commerzbank head office website. This item may be of interest to holders of Commerzbank securities.

This material is furnished pursuant to Rule 12g3-2(b). If you have any questions concerning the above, please do not hesitate to telephone the left undersigned at (212) 266-7409.

Very truly yours,
COMMERZBANK AG
NEW YORK BRANCH

Steven A. Troyer
Vice President & Counsel (USA)

Ashley Cole
Assistant Vice President

cc: Frau Kristina Kürschner, ZRA Frankfurt
Enclosure

PROCESSED
SEP 18 2006
THOMSON
FINANCIAL

9/14

Commerzbank Aktiengesellschaft · Registered Office: Frankfurt am Main (HRB 32000)
Ust-IdNo: DE 114 103 514
Chairman of the Supervisory Board: Martin Kohlhaussen
Board of Managing Directors: Klaus-Peter Müller, Chairman
Martin Blessing, Wolfgang Hartmann, Achim Kassow,
Bernd Knobloch, Klaus M. Patig, Eric Strutz, NicholasTeller

Press release

RECEIVED
2006 SEP 14 A 8:40
OFFICE OF INTERNATIONAL CORPORATE FINANCE

For the business editor

August 29, 2006

SEC File No. 082-02523
CIK 0000852933

Commerzbank to expand its CEE business with a stake in a Russian bank

Commerzbank intends to strengthen its business in the booming Russian banking market. For this reason, it has reached agreement with Moscow' s Promsvyazbank to participate in a capital increase. Subsequently, Commerzbank will hold a 15.3% stake in the Russian bank. Participation in the capital increase, expected in September/October, still requires official approval. The option of a step-by-step increase to a majority position is being examined. Against this background, it was agreed not to disclose the price of the capital increase.

Promsvyazbank, with total assets of 3.7bn euros (as of mid-2006), currently ranks as the 12th largest bank in Russia and is now one of the country' s fastest-growing banks. Founded in 1995, it has 115 branches throughout Russia and employs more than 4,000 people. The vast majority of its shares are privately held.

Its business focus is on its roughly 39,000 *Mittelstand* customers, who account for about 70% of the bank' s customer credits and deposits. Recently, it also launched an ambitious retail-banking programme with the goal of establishing a universal bank with a market share of around 5% in Russia. The bank plans this capital increase in order to finance its expansion plans.

Promsvyazbank' s ratings of B (S&P, Fitch) and Ba3 (Moody' s) are relatively good. Its after-tax return on equity in 2005 was 18%.

Commerzbank already has a subsidiary in Russia, Commerzbank (Eurasija) SAO, which opened there in 1999.

Commerzbank AG
Corporate Communications–Press Relations
60261 Frankfurt am Main

Tel. (069) 136-22830
Fax (069) 136-22008
e-mail: Pressestelle@commerzbank.com
Internet: http://www.commerzbank.com